Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES STRONGLY POSITIONED FOR FURTHER PROFITABLE GROWTH

London, 2 April 2008 (LSE:RRS)(Nasdaq:GOLD) - Randgold Resources is soundly positioned to do well under all realistically foreseeable cost/price scenarios, says chief executive Mark Bristow in the company’s annual report for 2007, published today.

Bristow notes that Randgold Resources has the capacity to grow its gold output through exploration in a high gold price environment - with attributable production scheduled to reach 600 000 ounces per year by 2011 - at a time when industry output is declining.

The company’s Loulo complex in Mali, currently producing from two open-pit mines, is being expanded through the development of an underground mine at Yalea, where the first mining faces are due to be established by mid-year. A second underground mine, Gara, is at the final planning stage. The company is also in the early stages of developing a new mine at Tongon in the Côte d’Ivoire. In addition, it has recently taken over operational responsibility for the Morila mine joint venture in Mali.

“Certainly we’re going to have to work very hard to contain the impact of costs, which we estimate will rise between 10% and 15% in 2008, depending on the oil price and currency fluctuations. Even so, we are soundly positioned to do well under all realistically foreseeable scenarios. And our strategy remains unchanged: we continue to build our business through discovery and development, while also hunting those rare external opportunities of real quality, with the objective of creating long term value,” Bristow says.

Bristow noted that beyond the expansion of Loulo and the development of Tongon, Randgold Resources had a full and constantly replenished pipeline of quality projects, generated by its exploration programmes, which would provide a strong foundation for further growth.

The company has a robust balance sheet, he says, more than capable of funding its growth projects as well as possible corporate transactions. This has recently been bolstered by a successful US$240 million equity placement.

Also in the annual report, chairman Philippe Liétard says management aligned its business strategy with a scenario which anticipated a high gold price coupled to rising production costs two years ago.

“To meet this challenge, they stepped up the search for resource ounces and strengthened the company’s cost controls. New business initiatives were intensified, the development of the Tongon project was accelerated, procurement policies were tightened and overhead expenses pruned,” Liétard says.

“These timely measures have equipped the company uniquely well to take full advantage of the opportunities and to manage the difficulties presented by exacting operating conditions.”

ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 20 7557 7730 +44 779 614 4438	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.